Schneider Electric

August 1st, 2006

SECURITIES AND EXCHANGE
Office of International Corpor
Division of Corporation Financ
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:
- Schneider Electric pursues its global expansion in variable speed drives (Annex 1),
- Schneider Electric implements a liquidity contract (Annex 2),
- Schneider Electric Indonesia is opening 4 schools in Meulaboh and Banda Aceh, in partnership with the Indonesian Ministry of Education and Cultural Affairs and the Nurani Dunia association (Annex 3),
- Frost & Sullivan grants 2006 award for competitive strategy leadership to Schneider Electric (Annex 4).

Miscellaneous:
- Financial information: excellent results in first-half 2006 (Annex 5),
- Presentation on half-year results (Annex 6),
- Interim report six months ended June 30, 2006 (Annex 7).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

p.o.

Secretary of the Board
Mr Philippe BOUGON

8/7

Annex 1



Press Release

Schneider Electric pursues its global expansion in variable speed drives

Rueil Malmaison, France – July 12, 2006 – Schneider Electric announced that it will acquire, subject to regulatory approvals, VA TECH ELIN EBG Elektronik in Austria.

This acquisition builds on the longstanding partnership between the two companies, as well as on the 60%-40% joint venture set up by Schneider Toshiba Inverter and VA TECH ELIN EBG Elektronik in 2004. Schneider Electric, a world leader in variable speed drives, will strengthen its position in the growing high-power segment (over 75 kW) with this transaction.

VA TECH ELIN EBG Elektronik has years of experience and recognized expertise in the development and manufacture of high-power variable speed drive products and solutions. It enjoys solid market positions in Germany and Austria with its pDRIVE brand. The company's 114 employees generated revenues of €34 million in 2005.

The acquisition of VA TECH ELIN EBG Elektronik fits in fully with Schneider Electric's growth strategy in variable speed drives. Michel Crochon, Executive Vice-President of the Automation Business Unit at Schneider Electric, commented: *"ELIN provides a perfect addition to the product and solutions lineup that the group wants to offer all its customers in this field."*

Schneider Electric expects that this acquisition will meet its Return on Capital Employed criteria within 3 years from completion.

About VA TECH ELIN EBG Elektronik

VA TECH ELIN EBG Elektronik is a recognized developer and manufacturer of high-power speed drive products and solutions.

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42

Euroclear: 121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Annex 2



Press Release

Schneider Electric implement a Liquidity Contract

Rueil Malmaison, France – July 19, 2006 – From July 19, 2006 to December 31, 2006 and subject to tacit renewal for subsequent 12 month periods, SCHNEIDER ELECTRIC SA has instructed Oddo Corporate Finance to implement a Liquidity Contract ("Contrat de Liquidité"). This Liquidity Contrat complies with the Business Ethics Charter of the "Association Française des Entreprises d'Investissement" (AFEI), as approved by the AMF ("Autorité des Marchés Financiers") on March 22, 2005.

SCHNEIDER ELECTRIC SA has allocated 40 000 000 euros to the Liquidity account for implementation of this Contract.

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time



Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42

Euroclear: 121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Annex 3



Press Release

Schneider Electric Indonesia is opening four schools in Meulaboh and Banda Aceh, in partnership with the Indonesian Ministry of Education and Cultural Affairs and the Nurani Dunia association

Rueil - Malmaison, July 18th, 2006 – More than 800 Indonesian schoolchildren will soon be starting classes in four new schools at Meulaboh and Banda Aceh, leaving behind them the tents which gave them temporary shelter and also served as classrooms.
These four schools - 3 primary schools and 1 kindergarten - are part of the Schneider Electric reconstruction program set up after the Tsunami, with a budget for Indonesia amounting to $ 720,705, $ 682,930 of which are intended for the schools.
Built in partnership with the Indonesian Ministry of Education and Cultural Affairs and the Nurani Dunia association, the schools will be inaugurated July 19th and 20th, 2006.
"A year after rebuilding began, we are pleased to be opening these four schools for Indonesian children who will thus be able to return to normal schooling. It is the concrete result of the commitment by the Group's 92,000 employees and the work done in the field over the last year and a half by the local coordination teams,", says Gilles Vermot Desroches, Vice President, Sustainable Development and Schneider Electric Foundation.

Overview of the 3 primary schools and the kindergarten
The rise in the price of raw materials and the heavy rain did nothing to blunt the determination of the stakeholders: construction work began in mid-2005 and the new schools have now been completed.

- The TK Darusalamah kindergarten in Meulaboh:
A joint operation with the Ministry of Education and Cultural Affairs, the school reconstruction program includes: 2 classrooms (30 to 35 pupils per class), 1 staff room, a playground and sanitary facilities.
Budget: $ 65,000
Inauguration: July 19th, 2006

- SDN 13 school in Meulaboh:
In partnership with the Ministry of Education and Cultural Affairs, this primary school, which was completely destroyed by the Tsunami, includes: 9 classrooms (30 to 35 pupils per class), 1 office for the headmaster and teachers, 1 secretariat, 1 library, 1 laboratory and sanitary facilities.
Budget: $ 141,000
Inauguration: July 19th, 2006

- SDN 21 school in Meulaboh:
In partnership with the Ministry of Education and Cultural Affairs, this primary school, which was destroyed by the Tsunami, includes: 9 classrooms (35 pupils per class), 1 office for the headmaster and teachers, 1 office for administrative staff, 1 library, 1 laboratory, sanitary facilities and school equipment (blackboards, desks, chairs, etc.).
Budget: $ 141,000
Inauguration: July 19th, 2006

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
veronique.moine@schneider-electric.com

Foundation Contact
Schneider Electric
Patricia Benchenna
Tel. +33 (0)1 4129 88 70
patricia.benchenna@schneider-electric.com


Merlin Gerin
Square D
Telemecanique


Schneider Electric

Press Release (p. 2)

- Klieng primary school, Banda Aceh:
In partnership with the association Nurani Dunia, this project includes: 6 classrooms (25 to 30 pupils), 1 infirmary, storage facilities, 1 library, 1 canteen, 1 office for the headmaster and teachers, and sanitary facilities.
Budget: $ 141,000
Inauguration: July 20th, 2006

Tsunami: Schneider Electric's Commitment
After the unprecedented natural disaster that hit the Indonesian coast on December 26th, 2004, Schneider Electric and its employees decided to take strong action to help the stricken population. A sum of $ 3,706,742 was collected, including $ 853,371 from the group's employees, as well as donations of equipment and services.
These resources helped to launch multiple operations in 4 countries: Indonesia, Sri Lanka, India and Thailand – 50 projects supported, 3 programs: emergency, donations of equipment and services, reconstruction – with the prime objective of simplifying the inhabitants' daily lives.
Each project is jointly sponsored by the Schneider Electric Foundation and local Indonesian partners in charge of monitoring operations.

About Schneider Electric
World leader in electrical distribution and automation & control through its world brands Merlin Gerin, Square D and Telemecanique, Schneider Electric develops a global offer of products and services for the residential, buildings, industry, energy and infrastructure markets. The 92,000 employees of Schneider Electric achieved sales amounting to 11.7 billion euros in 2005 via 13,000 sales outlets in 130 countries.

Schneider Electric
Bringing the New Electric World
to everyone, everywhere at all times


Merlin Gerin
Square D
Telemecanique

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
veronique.moine@schneider-electric.com

Foundation Contact
Schneider Electric
Patricia Benchenna
Tel. +33 (0)1 41 29 88 70
patricia.benchenna@schneider-electric.com

Schneider Electric

Annex 4

Press Release

Frost & Sullivan grants 2006 Award for Competitive Strategy Leadership to Schneider Electric

Rueil Malmaison, France – July 25, 2006 – Frost & Sullivan has presented its 2006 Award for Competitive Strategy Leadership to Schneider Electric in recognition of exceptional strategic thinking that has facilitated organic growth, notably in the European building automation and control market. Schneider Electric, which currently ranks fourth in this market, has also become a major player in several new markets worldwide.

The Company's strategy, based on targeted acquisitions, has enabled Schneider Electric to strengthen its presence in key regions such the emerging markets of Asia Pacific and Eastern Europe in both its core Electrical Distribution and Automation & Control businesses and in its new growth platforms.

The acquisitions of PMI, Elau, ABS EMEA, Juno Lighting and BEI Technologies in 2005 and that of Kavlico and Andover Controls in 2004 have contributed revenue worth €433 million. More important, they have helped the Company gain expertise in new areas.

"*Schneider Electric has demonstrated its ability to grow in mature markets based on its sound strategy and innovative thinking,*" said Frost & Sullivan Research Analyst Manoj Kumar.

"*This prestigious prize rewards our strategy,*" noted Jean-Pascal Tricoire Chairman of the Management Board & Chief Executive Officer of Schneider Electric. "*It highlights our ability to generate stronger growth based on innovation, development in new businesses and geographic expansion in emerging markets, by combining organic growth with selective acquisitions.*"

About Frost & Sullivan
Frost & Sullivan is a global growth consulting company.

About Schneider Electric
Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42

Euroclear: 121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Annex 5



Financial Information

Excellent results in first-half 2006

➪ **Sales** up 22%
➪ **Operating income** up 40%
➪ **Net income** up 46%

- ***Record organic sales growth: up 11.3%***
- ***Historically high operating margin of 14.3%, up 1.8 point***
- ***Significant increase in return on capital employed: up 1.3 point***
- ***Continued successful deployment of the new^2 company program and selective strategy of acquisitions***
- ***2006 outlook revised upwards***

Rueil Malmaison, July 28, 2006 – Meeting on July 27, 2006, the Supervisory Board reviewed the financial statements for the period ended June 30, 2006 established by the Management Board on July 25, 2006.

(€ million)	First-half 2006	First-half 2005	% Change
Sales	**6,586**	**5,399**	**+22%**
Operating income	**944**	**676**	**+40%**
Operating margin	***14.3%***	***12.5%***	***+1.8pt***
Net income	**604**	**413**	**+46%**
Earnings per share (€)	**2.75**	**1.90**	**+45%**

Commenting on the results, Jean-Pascal Tricoire, Chairman of the Management Board and CEO, noted: *"Schneider Electric posted excellent results in terms of growth and profitability in first-half 2006. Our strong commitment to new^2 program's action plans are driving operating and financial results above expectations faster than planned. Growth has significantly accelerated in first half, confirming that investments in our growth model are paying. We will continue to deploy this model based on an active geographic expansion, innovative products launches and new businesses' integration, in order to offer more comprehensive solutions and best-in-class services to our customers ".*



Investor Relations:
Schneider Electric
Alexandre Brunet
Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Financial Information (p. 2)

I. SUSTAINED PACE OF GROWTH IN ALL REGIONS

Schneider Electric's reported **sales** amounted to **€6,586 million** in **first-half 2006**: on a current structure and exchange rate basis, it rose a strong **22.0%** compared to the same period in 2005.

Acquisitions – primarily ABS EMEA, Juno Lighting, BEI Technologies and Clipsal Asia — contributed a significant €433 million, or 8% of sales growth. The currency effect was positive, increasing sales by €131 million or + 2.7%, due to the euro's relatively high exchange rate in first-half 2005 in relation to the rest of the year.

On a constant structure and exchange rate basis, sales rose a record **11.3%** in first-half 2006 compared to first-half 2005, thanks to a sustained pace of growth in all regions.

(€ million)	Sales 1st Half 2005	% change 1st Half constant	Sales 2nd Quarter 2005	% change 2nd Quarter constant
Europe	3,067	+8.6%	1,578	+7.2%
North America	1,818	+10.1%	927	+8.2%
Asia–Pacific	1,167	+16.2%	635	+14.9%
Rest of the World	534	+21.2%	266	+14.5%
Total	**6,586**	**+11.3%**	**3,406**	**+9.4%**

In the **second quarter 2006**, sales increased by a strong **9.4%** on a constant structure and exchange rate basis, to **€3,406 million**. Adjusted for seasonal variations, growth was on a par with the first quarter, with sales continuing to benefit from a very favorable trend in all markets.

In Europe, the upturn in capital spending continued, notably in industry. Operations in all countries of Western Europe have enjoyed solid, sustained growth since last summer. Demand remained excellent in Eastern Europe.

In North America, the boom in non-residential building amply offset leveled-off demand in the residential market.

The Group recorded strong sales growth in both Asia-Pacific and the Rest of the World. Thanks to its extensive geographic coverage and high-quality local operations, Schneider Electric is well positioned to take advantage of any growth opportunities offered by a promising environment in these regions.

Rising customer demand worldwide for energy management solutions and services also contributed to growth. Schneider Electric is able to meet this demand through its unique lineup of products and services, expanded by a selective acquisitions strategy.

The Group pursued this strategy in first-half 2006, enhancing its position as world number two in ultra terminal by acquiring AEM SA, OVA, Merten and full control of Clipsal Asia, and broadening its presence in building automation by acquiring IBS.



Financial Information (p. 3)

II. STRONG GROWTH IN OPERATING MARGIN TO 14.3%

Record sales growth, coupled with the ongoing impact of efficiency plans, drove a spectacular **40%** increase in **operating income** in first-half 2006 from the year-earlier period. In the past three years, Schneider Electric has managed to double its operating income to **€944 million**.

Excluding the effects of changes in perimeter and exchange rates, operating income rose **26%** on organic sales growth of 11.3%. This reflects:

- A particularly strong volume effect during the period, amplified by the impact of a gradual increase in selling prices.
- Gross industrial productivity gains of **€148 million**, equivalent to **4.6%** of production costs, which offset the rise in raw material costs.
- Good control over selling and administrative base costs.

Acquisitions added **€57 million** to operating income, with an operating margin close to the Group average, whereas the currency effect had a positive impact of **€35 million.**

The **operating margin** rose strongly by **1.8 point** in first-half 2006 compared to the same period in 2005, reaching a level of **14.3%**.

III. STRONG GROWTH IN NET INCOME

Financial costs showed a moderate increase given the significant rise in net debt. Debt to equity stood at 27% at June 30, 2006, compared with 21% at the end of 2005.

With an effective tax rate of 29.8% (vs 30.7% in the year-earlier period), **net income** surged **46%** to **€604 million** in first-half 2006. **Earnings per share** rose to **€2.75** from **€1.90** in first-half 2005.

IV. SIGNIFICANT INCREASE IN RETURN ON CAPITAL EMPLOYED

Thanks to measures taken in the operating units, operating working capital requirements declined noticeably over the past 12 months to 20.8% of sales from 23.3%. And this despite the fact that the Group had to address sharply higher business levels and the deployment of plans to rebalance production at the same time.

Strict management of capital employed, which rose only 19% over the past 12 months – compared to an operating income increase of 32% over the same period - fed through to a significant **1.3 point** increase in **return on capital employed*** to **11.3%**. Computed on EBITDA basis, the return on capital employed is 14.4%, up 2.2 points.

Operating cash flow totaled **€924 million**, up **47%** on a par with net income, and represented a historically high 14.0% of sales versus 11.6% in first-half 2005.

**After tax operating income / shareholders' equity + net debt + provisions*


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46



Financial Information (p. 4)

V. OUTLOOK FOR 2006

Assuming current economic and currency conditions, Schneider Electric has revised upwards its targets for 2006:

- Organic **sales** growth of around **9%**.
- Increase in **operating income** of around **25%**.

****

Third-quarter sales will be released on October 24, 2006.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets.
www.schneider-electric.com

Appendix


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Financial Information *(p. 5)*

Second-Quarter 2006 sales by geographical region were as follows:

(€ million)	Sales 2nd Quarter 2006	% change 2nd Quarter constant	Perimeter effect	Currency effect	% change 2nd Quarter current
Europe	1,579	+7.2%	+4.3%	-	+11.5%
North America	927	+8.2%	+18.3%	+2.4%	+28.9%
Asia – Pacific	635	+14.9%	+7.3%	+1.6%	+23.8%
Rest of the World	265	+14.5%	+0.7%	+1.9%	+17.1%
Total	**3 406**	**+9.4%**	**+8.1%**	**+1.0%**	**+18.5%**

Breakdown of total first-half sales by geographic region:

(€ million)	Sales 1st Half 2006	% change 1st Half constant	Perimeter effect	Currency effect	% change 1st Half current
Europe	3,067	+8.6%	+3.7%	-	+12.3%
North America	1,818	+10.1%	+20.0%	+6.3%	+36.4%
Asia – Pacific	1,167	+16.2%	+6.6%	+4.4%	+27.2%
Rest of the World	534	+21.2%	+1.0%	+3.7%	+25.9%
Total	**6 586**	**+11.3%**	**+8.0%**	**+2.7%**	**+22.0%**


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Annex 6

2006 Half-Year Results

Paris – July 28, 2006

Merlin Gerin
Square D
Telemecanique



Schneider Electric
Building a New Electric World

Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.



Highlights

Operating Performance

Financial Results

Outlook

Schneider Electric is a world leader in Power & Control



Electrical Distribution
No. 1 worldwide

Make electricity safe, available and reliable

Merlin Gerin
SQUARE D
MGE UPS SYSTEMS

Automation & Control
No. 2 worldwide

Control and protect machines and installations

SQUARE D
Telemecanique
t.a.c TourAndoverControls

Energy management

We provide solutions for 4 end markets with multiple applications





Food & beverage, automobile, packaging, pharmaceuticals, electronic



Industry
Buildings
Energy & Infrastructure
Residential
32%
40%
16%
12%



Offices, stores, factories, hotels, hospitals, museums, schools, universities



Electrical networks, water treatment, airports, tunnels, telecom, data centers

Sales by end market
(2005 figures)



Single-family homes, apartment buildings

Remarkable performance in First-Half 2006



	€m	Change
Sales	6,586	+22%
EBITDA	1,198	+45%
Operating Income	944	+40%
Net Income	604	+46%
Earnings Per Share (€)	2.75	+45%

First-Half 2006 highlights

→ Record sales organic growth on the back of a new profile

- Strong dynamics in all geographical regions
- Sustained high growth in emerging countries
- Successful deployment in new businesses

+11.3%

→ Sharp rise in operating margin driven by efficiency plans

- Rebalancing/rationalization of supply chain in line with targets
- Amplification of volume leverage by operations streamlining
- Strong focus on pricing management in all operating divisions

14.3%
+1.8pt

→ Significant increase in return on capital employed

- Low capital intensive business model
- Strict control of capital employed

+1.3pt

First-Half 2006 highlights (cont'd)



➔ **Implementation of a new governance structure**

➔ **Simplification of the organization for more efficiency in business**

- Marketing and Technology streamlined in 3 Business Units for a total of 7
- Business alignment through Strategy, Customers & Technology division
- No change in the 4 Operating Divisions and the other central functions

➔ **Continuation of the selective acquisitions strategy**

- Ultra Terminal: Clipsal Asia, AEM (Spain), OVA (Italy) and Merten (Germany)
- Building Automation: IBS (United States)

FROST & SULLIVAN

2006 Award for Competitive Strategy Leadership



Highlights

Operating Performance

Financial Results

Outlook

Continuous acceleration in sales trend



Quarter over quarter growth in sales

Organic
Reported
25%
20%
15%
10%
5%
0%
14,1%
21,0%
19,6%
17,3%
6,7%
10,2%
14,3%
19,2%
25,9%
18,6%
7,0%
10,1%
8,7%
7,9%
4,8%
8,0%
10,3%
8,4%
13,3%
9,4%
Q1 2004
Q2
Q3
Q4
Q1 2005
Q2
Q3
Q4
Q1 2006
Q2

Schneider Electric

Efficient growth model



Expand our geographic coverage

Increase our advantage in R&D and innovation

Develop new businesses

Deploy extended services and solutions for each type of customers

Record sales organic growth in all geographies



First-Half 2006 organic growth in sales

Europe	+8.6%
North America	+10.1%
Asia Pacific	+16.2%
Rest of World	+21.2%
Group	+11.3%
Emerging countries	*+18.4%*

Emerging countries	Growth
Eastern Europe	+22%
China	+13%
India	+63%
Other Asia / Pacific	+14%
Africa / Middle East	+21%
South America	+21%





Innovative products to drive superior growth



Power



Modular enclosures
Pragma



Switch disconnector
Interpact INS 2000/2500

Circuit-breakers
Compact NS 630b-1600A



45x45 range of wiring devices
Altira

Radio frequency Conntroller
Airlink



On-line double conversion UPS
Pulsar



Surge arrester
Domae Quick PF

Control



Intelligent relay
Zelio Logic



New range of industrial PCs
Compact iPC



LV Variable Speed Drive
Altivar 61



Servodrives & Servomotors
Lexium 05



IP-based Building Network controller
Xenta 700



BACnet Building Management System
Andover Continuum

Increase growth potential and reduce cycle sensitivity through new businesses



Development in new businesses adjacent to the core

	Power	Control
Infrastructures	Low & Medium Voltage	Industrial Control & Automation
Industry		
Buildings		Building Automation
Residential	Ultra Terminal	Home Control

Services

Energy Management


Schneider
Electric

Successful deployment in new businesses



First-Half 2006 organic growth in orders

Ultra Terminal (+9%)

- Enlarging offer by acquisitions: Merten (Home Control), OVA (emergency lighting), AEM (installation systems)
- Launching of Clipsal lighting control offer in the US

Building Automation (+14%)

- Acquisition of IBS in the US
- Deployment of energy performance business in Europe
- Additional business in countries now equivalent to 10% of TAC sales

Energy Management (+20%)

- Launching of an electrical network analysis offer based on PMI software
- Creation of a MGE subsidiary in India for intensifying presence on a market growing at over 20% per year

Services (+20%)

- Launching of a specific offer for electrical installation audit
- Aggressive deployment of resources in 11 targeted countries



Solutions for customers' specific applications



→ **Power supply & control for one of the world's largest refineries in Qatar**

- Medium & low voltage, digital control & command equipment for Qatargas' new refinery in Ras Laffan


QATARGAS

→ **Electrical distribution for a gas platform off Nigeria's coasts**

- Medium & low voltage units manufactured according to the marine standards for Total's new platform on Apko gas field


TOTAL

→ **Integrated management system for India's first green building**

- Monitoring and control of the entire functioning of the new 14-floor offices of Phoenix Software Ld. with TAC open system


Phoenix Software

→ **Energy performance for a property project in Sweden**

- Comprehensive TAC management system with technical upgrade for 64 existing buildings managed by Nyköpingshem



→ **Industrial control of an aluminum plant in South Africa**

- Complete refurbishment of the regulation system for Hillside aluminum electrolysis pots


Hillside

Strong rise in operating income in all regions



Operating income in €m / Operating margin in %

Europe



+31%
347
456
12.7%
14.9%
H1 2005
H1 2006

North America



+48%
172
255
12.9%
14.0%
H1 2005
H1 2006

Asia/Pacific



+39%
105
146
11.5%
12.5%
H1 2005
H1 2006

Rest of the World



16.3%
+67%
52
87
12.3%
2005
2006

High level of industrial productivity



(in €m)	H1 2005	H1 2006
Purchasing	64	61
Lean Manufacturing	28	26
Rebalancing	29	30
Other plans	22	31
Gross productivity	**143**	**148**
as % of cost of sales	***4.8%***	***4.6%***
Increase in raw materials and payroll costs *	(95)	(113)
Net productivity	**48**	**35**
as % of cost of sales	***1.6%***	***1.1%***

**Of which raw materials price increases: €87m in H1 2006, €71m in H1 2005*


fficiency

Efficiency and costs optimization at all levels



- **Steady customer service levels in a context of high growth**
- **Full speed in production rebalancing to low cost countries**
  - Building up additional capacities
  - Enlarging suppliers network
- **Aggressive pricing management**
  - Improvement of price realization in Q2 versus Q1
  - Differentiation according to offers / geographies
- **Optimization of corporate functions through business units**
- **Operating capex & working capital under strict control**
- **Rapid progress in the integration of acquisitions**


efficiency



Highlights

Operating Performance

Financial Results

Outlook

First-Half 2006 financial highlights



Sales +22.0%	■ Organic growth: +11.3% ■ Acquisitions impact: +8.0% ■ Currency effect: +2.7%
EBITDA +44.5%	+ Massive volume leverage + High industrial productivity + Favorable currency effect − Significant raw materials rise
Earnings Per Share +44.7%	■ Decrease of relative debt cost ■ Reduction of income tax rate: -0.9pt
ROCE +1.3pt	■ Limited increase in capital employed: +19% * ■ Sharp rise in operating income:+32% *

** Last Twelve Months (LTM)*

First-Half 2006 key figures



(in €m)	H1 2005	H1 2006	% change
Sales	**5,399**	**6,586**	**+22.0%**
Gross margin	**2,188**	**2,754**	**+25.9%**
Margin %	*40.5%*	*41.8%*	*+1.3pt*
EBITDA *	**829**	**1,198**	**+44.5%**
Margin %	*15.4%*	*18.2%*	*+2.8pts*
Operating income (EBIT)	**676**	**944**	**+39.6%**
Margin %	*12.5%*	*14.3%*	*+1.8pt*
Net financial expense	(51)	(58)	-
Income tax	(195)	(264)	-
Minority interests	(17)	(18)	-
Net income	**413**	**604**	**+46.2%**
Earnings per share	*1.90*	*2.75*	*+44.7%*

** Operating income+ net depreciation and amortization*

Strong organic growth in operating income



(In €m)

676
H1 2005
+293
Volume 282
Price 39
& Mix -28
+148
Gross Industrial Productivity
-113
Production costs
Raw Materials -87
& Labour -26
-125
Base costs
-27
Other *
+35
Currency effects
+57
Perimeter
944
H1 2006
Organic Growth

Δ 06/05	+26.0%	+5.2%	+8.4%	+39.6%

* *Of which IFRS impacts: € -18m => Restructuring costs & impairment: € -70m in H1 2006 (€ -57m in H1 2005), Capitalization & amortization of development costs: € 50m (€ 51m)*

Tailwinds / Headwinds in operating income



	H1 2006	H2 2006
Volume leverage	+ +	+
Price increases	+	+ +
Industrial productivity	+ +	+ +
Raw materials costs	- -	- -
Base costs	+	+
Currency effects	+	-

High cash generation



(in €m)	H1 2006	LTM
Opening Net debt	**(1,762)**	**(1,332)**
Operating cash flow	**924**	**1,843**
Capital expenditure - net	(249)	(501)
Change in operating working capital	(386)	(260)
Change in non-operating working capital	1	(71)
Free cash flow	**290**	**1,011**
Dividends	(493)	(493)
Acquisitions	(474)	(1,526)
Other	225*	126
Increase in net debt	**(452)**	**(882)**
Closing Net debt	**(2,214)**	**(2,214)**

** Including reimbursement of Legrand vendor loan: € 177m & exercise of stock options: € 83m*

Reduction in working capital requirements



Days of Receivables *

	Days
June 2005	74.7
June 2006	67.4

-10%

Days of Inventories *

	Days
June 2005	47.7
June 2006	46.1

-3%

Days of Payables *

	Days
June 2005	46.3
June 2006	45.5

-2%

WCR in % of Sales

June 2005	June 2006
23.3%	20.8%

-2.5pts

* *Days of Sales*


Schneider
Electric

Increase in return on capital employed

(In €m)
EBITDA (LTM)
June 2006
2,341
June 2005
1,685
+39%
EBIT (LTM)
June 2006
1,833
June 2005
1,385
+32%
Capital Employed (LTM)
June 2006
11,588
June 2005
9,750
+19%
+1.3pt
10.0%
11.3%
June 2005
June 2006
ROCE
After tax EBIT/ Capital Employed *
+2.2pts
12.2%
14.4%
June 2005
June 2006
Cash ROCE
After tax EBITDA/ Capital Employed *
+2.8pts
11.7%
14.5%
June 2005
June 2006
ROE
LTM Net Result/ Shareholders' Equity

** Capital employed = shareholders' equity + net debt + provisions*



Highlights

Operating Performance

Financial Results

Outlook

Key value creation drivers



GROWTH POTENTIAL

- Electrification needs worldwide
- Emerging countries
- New businesses
- Energy savings solutions
- Services opportunities

BUSINESS MODEL

- Leadership positions
- Innovation
- Geographical organization
- Partners
- Premium brands

OPERATING MARGIN

- High level of profitability
- Productivity plans
- Rebalancing
- Resilience across the cycle

FINANCIAL STRUCTURE

- Strong & steady cash flow
- Low capital intensity
- Dividend pay out
- Financial leverage opportunity

Schneider Electric has the ability to deliver attractive returns to its shareholders

2006 outlook



Assuming current economic and currency conditions, Schneider Electric revises upward its objectives for 2006:

- a sales organic growth around +9% above the target of its new² company program
- an increase in operating income around +25%

Contacts and Calendar



Alexandre Brunet - Investor Relations Officer
alexandre.brunet@schneider-electric.com

Katia de Saint Germain - Deputy - Investor Relations
katia.de-saint-germain@schneider-electric.com

☎: +33 (0)1 41 29 87 50
www. schneider-electric.com

October 24	3rd Quarter 2006 Sales	9:00 Conference Call

Building a New Electric World



Annex 7

RECEIVED
2006 AUG -7 A 9:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Interim Report

Six months ended June 30, 2006

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Business Review


Merlin Gerin
Square D
Telemecanique


Schneider
Electric
Building a New Electric World

Consolidated Statement of Income

(in millions of euros except for earnings per share)

		First-half 2006	First-half 2005	Full-year 2005
Revenue	*(note 12)*	**6,586.2**	**5,399.3**	**11,678.8**
Cost of sales		(3,832.4)	(3,211.5)	(6,923.8)
Gross profit		**2,753.8**	**2,187.8**	**4,755.0**
Research and development expenses		(154.0)	(130.3)	(273.7)
Selling, general and administrative expenses		(1,586.6)	(1,342.1)	(2,812.8)
Other operating income and expenses	*(note 13)*	(69.0)	(39.6)	(103.2)
Operating profit		**944.2**	**675.8**	**1,565.3**
Finance costs, net		(53.9)	(43.5)	(103.1)
Other financial income and expenses		(4.4)	(7.3)	(1.5)
Finance costs and other financial income and expense, net	*(note 14)*	**(58.3)**	**(50.8)**	**(104.6)**
Share of profit/(losses) of associates		0.0	(2.5)	(3.6)
Profit before tax		**885.9**	**622.5**	**1,457.1**
Income tax expense	*(note 15)*	(263.9)	(195.2)	(427.5)
Profit of continuing operations		**622.0**	**427.3**	**1,029.5**
Discontinued operations		0.0	0.0	0.0
Profit for the period		**622.0**	**427.3**	**1,029.5**
- Attributable to equity holders of the parent		603.7	413.1	994.3
- Attributable to minority interests		18.3	14.2	35.2
Basic earnings per share (in euros)		2.75	1.90	4.56
Diluted earnings per share (in euros)		2.72	1.89	4.54

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

(in millions of euros)		First-half 2006	First-half 2005	Full-year 2005
I - Cash flows from operating activities:				
Profit attributable to equity holders of the parent		603.7	413.1	994.3
Minority interests		18.3	14.2	35.2
Share of (profit)/losses of associates, net of dividends received		0.0	2.5	2.8
Adjustments to reconcile net profit to net cash provided by operating activities:				
Depreciation of property, plant and equipment		135.8	138.6	279.3
Amortization of intangible assets other than goodwill		56.0	43.0	88.8
Losses on non-current assets		30.7	14.0	20.7
Increase/(decrease) in provisions		31.3	(43.6)	22.5
Change in deferred taxes		44.7	30.1	97.0
(Gains)/losses on disposals of assets		0.4	(5.8)	(0.7)
Other		2.8	22.6	8.2
Net cash provided by operating activities before changes in operating assets and liabilities		**923.7**	**628.7**	**1,548.1**
(Increase)/decrease in accounts receivable		(269.5)	(225.6)	(185.0)
(Increase)/decrease in inventories and work in process		(208.3)	(93.2)	(85.2)
Increase/(decrease) in accounts payable		91.6	89.3	165.6
Change in other current assets and liabilities		0.9	(47.0)	(118.8)
Change in working capital requirement		**(385.3)**	**(276.5)**	**(223.4)**
	Total I	**538.4**	**352.2**	**1,324.7**
II - Cash flows from investing activities:				
Purchases of property, plant and equipment		(169.1)	(162.9)	(308.1)
Proceeds from disposals of property, plant and equipment		26.0	19.6	45.2
Purchases of intangible assets		(111.8)	(80.5)	(213.7)
Proceeds from disposals of intangible assets		-	-	0.6
(Increase)/decrease in advances to fixed assets suppliers		5.6	-	-
Net cash used by investment in operating assets		**(249.3)**	**(223.8)**	**(476.0)**
Purchases of financial investments - net (note 2)		(559.4)	(214.7)	(1,267.3)
Purchases of other long-term investments		180.7	42.9	(20.7)
Increase in long-term pension assets		(3.3)	(31.4)	(48.1)
Sub-total		**(382.0)**	**(203.2)**	**(1,336.1)**
	Total II	**(631.3)**	**(427.0)**	**(1,812.1)**
III - Cash flows from financing activities:				
Issuance of long-term debt		-	-	1,490.9
Repayment of long-term debt		(72.2)	(6.5)	(70.4)
Sale/(purchase) of treasury shares		53.4	(102.3)	(73.2)
Increase/(reduction) in other financial debt		136.9	370.0	(76.1)
Issuance of shares		30.0	0.6	22.4
Dividends paid: Schneider Electric SA		(493.0)	(395.2)	(395.4)
Minority interests		(12.7)	(17.1)	(22.9)
	Total III	**(357.6)**	**(150.5)**	**875.3**
IV - Net effect of exchange rate:	**Total IV**	**30.7**	**(19.4)**	**(31.1)**
Net increase/(decrease) in cash and cash equivalents: I + II + III + IV		**(419.8)**	**(244.7)**	**356.8**
Cash and cash equivalents at beginning of period		1,303.3	946.5	946.5
Increase/(decrease) in cash and cash equivalents		(419.8)	(244.7)	356.8
Cash and cash equivalents at end of period	*note 9*	**883.5**	**701.8**	**1,303.3**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheet

(in millions of euros)

ASSETS		June 30, 2006	Dec. 31, 2005
Non-current assets			
Goodwill, net	*(note 3)*	6,018.6	5,878.8
Intangible assets, net	*(note 4)*	1,317.6	1,299.1
Property, plant and equipment, net	*(note 4)*	1,577.1	1,600.6
Assets held for sale	*(note 4)*	10.5	6.8
Total tangible and intangible assets		2,905.2	2,906.5
Investments in associates		5.8	48.2
Available-for-sale financial assets	*(note 5)*	267.3	315.4
Other non-current financial assets	*(note 5)*	96.8	281.4
Total non-current financial assets		364.1	596.8
Deferred tax assets		762.4	795.0
Total non-current assets		**10,056.1**	**10,225.3**
Current assets			
Inventories and work in process		1,825.8	1,636.6
Trade accounts receivable		2,827.3	2,586.7
Other receivables and prepaid expenses		1,028.8	783.0
Current financial assets		48.9	
Cash and cash equivalents	*(note 9)*	955.3	1,383.2
Total current assets		**6,686.1**	**6,389.5**
Total assets		**16,742.2**	**16,614.8**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheet

(in millions of euros)

LIABILITIES		June 30, 2006	Dec. 31, 2005
Equity	*(note 6)*		
Share capital		1,817.3	1,813.0
Share premium account		4,094.7	4,069.0
Retained earnings and other reserves		2,341.1	2,160.8
Translation reserve		(104.6)	200.8
Equity attributable to equity holders of the parent		**8,148.5**	**8,243.6**
Minority interests		91.7	93.9
Total equity		**8,240.2**	**8,337.5**
Long-term provisions			
Provisions for pensions and other post-employment benefits	*(note 7)*	1,175.1	1,200.4
Provisions for contingencies	*(note 8)*	212.4	210.0
Total long-term provisions		1,387.5	1,410.4
Non-current liabilities			
Bonds	*(note 9)*	2,691.1	2,691.1
Other long-term debt	*(note 9)*	94.0	63.6
Total non-current financial liabilities		2,785.1	2,754.7
Deferred tax liabilities		280.8	259.4
Other non-current liabilities	*(note 11)*	78.0	178.8
Total non-current liabilities		**4,531.4**	**4,603.3**
Current liabilities			
Trade accounts payable		1,813.2	1,710.8
Accrued taxes and payroll costs		1,076.9	1,093.1
Short-term provisions	*(note 8)*	283.7	276.7
Other current liabilities		450.7	340.5
Short-term debt	*(note 9)*	346.1	252.9
Total current liabilities		**3,970.6**	**3,674.0**
Total equity and liabilities		**16,742.2**	**16,614.8**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Equity and Minority Interests

(in millions of euros except for number of shares)

	Number of shares (thousands)	Share capital	Share premium account	Retained earnings	Own share reserves	Other reserves	Translation reserve	Equity attributable to equity holders of the parent	Minority interests	Total
January 1, 2005 *	**226,194.2**	**1,809.6**	**4,049.9**	**1,793.6**	**(286.7)**	**64.2**	**(84.3)**	**7,346.3**	**76.2**	**7,422.5**
Profit for the year				413.1				413.1	14.3	427.4
Valuation gains/(losses) taken to equity						31.9		31.9		31.9
Exchange differences on translating foreign operations							205.2	205.2	6.8	212.0
Total recognized income and expense for the period (comprehensive income)				413.1		31.9	205.2	650.2	21.1	671.3
Exercise of stock options	12.5	0.1	0.5					0.6		0.6
Dividends				(395.4)				(395.4)	(17.1)	(412.5)
Change in treasury stock					(102.3)			(102.3)		(102.3)
Stock options					8.2			8.2		8.2
Other				(2.3)				(2.3)	(2.5)	(4.8)
June 30, 2005	**226,206.7**	**1,809.7**	**4,050.4**	**1,809.0**	**(380.8)**	**96.1**	**120.9**	**7,505.3**	**77.7**	**7,583.0**
January 1, 2006	**226,619.2**	**1,813.0**	**4,069.0**	**2,399.6**	**(338.6)**	**99.8**	**200.8**	**8,243.6**	**93.9**	**8,337.5**
Profit for the period				603.7				603.7	18.3	622.0
Valuation gains/(losses) taken to equity (see note 6)						(3.4)		(3.4)		(3.4)
Exchange differences on translating foreign operations							(305.4)	(305.4)	(7.9)	(313.3)
Total recognized income and expense for the period (comprehensive income)				603.7		(3.4)	(305.4)	294.9	10.4	305.3
Exercise of stock options	545.3	4.3	25.7					30.0		30.0
Dividends				(493.0)				(493.0)	(12.7)	(505.7)
Change in treasury stock					48.4			48.4		48.4
Stock options					10.3			10.3		10.3
Other (1)				14.3				14.3	0.1	14.4
June 30, 2006	**227,164.5**	**1,817.3**	**4,094.7**	**2,524.6**	**(279.9)**	**96.4**	**(104.6)**	**8,148.5**	**91.7**	**8,240.2**

* After application of IAS 32/39

(1) Including 5.0 millions of euros related to the cancellation of gains on own shares sales

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Interim Consolidated Financial Statements

(All amounts in millions of euros unless otherwise indicated.)
The accompanying notes are an integral part of the consolidated financial statements.

Note 1 - Accounting standards and basis of preparation

The interim consolidated financial statements have been prepared in compliance with the international accounting standards adopted by the European Union as of June 30, 2006. These include International Financial Reporting Standards (IFRSs), International Accounting Standards (IASs) and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC).

The condensed consolidated financial statements for the six months ended June 30, 2006 have been prepared in accordance with IAS 34 – Interim Financial Reporting. The same accounting and calculation methods were used as for the consolidated financial statements for the year ended December 31, 2005, with the exception of the following standards, amendments and interpretations which did not have an impact on the Group's accounts: IAS 21 – Net Investment in a Foreign Operation, IAS 39 – Financial Guarantees Contracts, IFRS 6 – Exploration for and Evaluation of Mineral Resources, IFRIC 5 – Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. The interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements included in the Annual Report filed with the French securities regulator (AMF) under no. D05-0309, except as regards the following differences in accounting treatment between the annual and interim financial statements:

➢ **Seasonal variations**

Seasonal variations can affect the level of sales from one quarter to another. For this reason, the interim financial results are not necessarily indicative of the Group's expected full-year performance.

➢ **Income tax expense**

Current and deferred taxes for interim periods are calculated by applying the estimated average effective tax rate for the current year to each entity's pre-tax profit for the period.

Note 2 - Changes in the scope of consolidation

2.1 Additions and removals

The main changes in the scope of consolidation in the six months ended June 30, 2006 were as follows:

Acquisitions

On January 1, the Group bought out CIH Ltd's interest in the Clipsal Asia joint venture, in accordance with the terms of the agreement between the two partners. Clipsal Asia was previously accounted for by the equity method.

On February 15, the Group acquired the assets of US-based Silicon Power Corporation's Crydom brand solid-state relay business.

On February 28, the Group acquired AEM SA, a Spanish company that designs, manufactures and markets low voltage electrical distribution installation systems and equipment.

On March 27, the Group acquired the entire capital of Citect, an Australian manufacturer of Supervision Control and Data Acquisition (SCADA) solutions and Manufacturing Execution Systems (MES).

On April 30, Schneider Electric acquired OVA G. Bargellini SpA, Italy's leading emergency lighting company with operations in the ultra-terminal segment.

Lastly, on May 31, the Group acquired Merten, a German firm that offers intelligent ultra terminal low voltage solutions for the Residential and Buildings markets.

These companies have been fully consolidated from their respective acquisition dates.

Acquisitions in progress

On May 24, the Group announced that it was acquiring Invensys Building Systems' (IBS) business in North America and Asia. The transaction is subject to anti-trust approval and other customary conditions. The business will be fully consolidated as from the second half of the year and had no impact on the first-half consolidated financial statements.

On July 12, 2006, Schneider Electric announced that it was acquiring Austria-based VA TECH ELIN EBG Elektronik, a company that develops and manufactures high-power speed drive products and solutions. This transaction is also subject to anti-trust approval and other customary conditions. The business will be fully consolidated as from the second half of the year and had no impact on the first-half consolidated financial statements.

Other newly consolidated companies

The SSBEA joint venture set up with Shaanxi Baoguang Group, in which Schneider Electric will hold a 70% interest, should be consolidated in the second half of the year. SSBEA manufactures and markets medium voltage vacuum circuit breakers. The transaction had no impact on the first-half consolidated financial statements.

On June 27, 2006, Schneider Electric announced its intention to participate in the equity conversion process of Shaanxi Baoguang Vacuum Electronic Apparatus Co. Ltd. (SBVE), with the objective of acquiring an interest of around 40% in the company. SBVE is a leading manufacturer of vacuum interrupters. The transaction is subject to the approval of SBVE's capital restructuring plan by shareholders and the competent authorities, as well as a number of conditions precedent. It had no impact on the first-half consolidated financial statements.

Divestments

During first-half 2006, the Group sold Num, a subsidiary specialized in numerical control systems, and Mafelec, a specialty manufacturer of onboard push-button switches. The impact of these divestments on the consolidated financial statements was not material.

Other changes

In the first-half of 2006, the Group acquired a further 9.6% stake in MGE, raising its interest to 94.4%.

2.2 Impact of changes in the scope of consolidation

Changes in the scope of consolidation had the following impact on the interim consolidated financial statements:

➢ Impact on first-half 2006 revenue and profit

	First-half 2005	First-half 2006		
	Reported	Excluding acquisitions	Contribution from acquisitions	Reported
Revenue	5,399.3	6,153.3	432.9	6,586.2
Operating profit	675.8	887.5	56.7	944.2
Operating margin	*12.5%*	*14.4%*	*13.1%*	*14.3%*
Profit for the period	413.1	567.3	36.4	603.7

➢ Impact on cash

Changes in the scope of consolidation reduced the Group's cash position by a net €559.4 million at June 30, 2006, as described below:

	First-half 2006
Acquisitions	(548.2)
Cash and cash equivalents paid	*(584.9)*
Cash and cash equivalents acquired	*36.7*
Disposals	(1.3)
Other operations	(9.9)
Net financial investments	(559.4)

Note 3 - Goodwill

3.1 Breakdown of goodwill

The main items of goodwill are as follows:

	Year of acquisition	CGU (1)	June 30, 2006 Net	Dec. 31, 2005 Net
Square D Company	1991	(A)	1,082.6	1,167.1
Groupe Lexel	1999	EOD	868.0	869.2
TAC/ Andover/ Abacus	2003 to 2005	BA	608.1	637.2
MGE UPS (3)	2000 to 2004	SP	540.4	559.0
BEI Technologies	2005	CST	362.2	390.3
Juno Lighting Inc	2005	NAOD	311.8	335.2
Telemecanique	1988	(A)	462.6	462.6
Clipsal Pacifique	2004	APOD	240.3	261.0
Power Measurement Inc	2005	NAOD	147.5	162.7
Crouzet Automatismes	2000	CST	162.0	162.6
ABS Invensys	2005	BA	111.6	118.8
Positec	2000	EOD	105.9	105.9
Kavlico	2004	CST	84.1	89.6
Merlin Gerin	1992	(A)	87.2	87.2
Digital Electronics	2002	APOD	81.9	84.1
Elau	2004 and 2005	EOD	55.8	55.3
Federal Pioneer	1990	NAOD	58.4	60.1
Infra +	2000 to 2004	EOD	43.1	43.1
Mita Holding	1999	EOD	33.7	41.9
PDL	2001	APOD	30.0	35.1
SE Relays	2005	NAOD	12.9	13.9
Other subsidiaries (2)		APOD / EOD	528.5	136.9
TOTAL			**6,018.6**	**5,878.8**

(1) Cash Generating Unit to which goodwill has been allocated.

EOD: European Operating Division; NAOD: North American Operating Division; APOD: Asia-Pacific Operating Division

IIOD: International Operating Division; SP : Secured Power; BA : Building Automation, CST: Customized Sensors & Technology

(2) Approximately 60 companies

(3) Of which €25 million in relation to the put option granted to minority shareholders.

(A) Square D, Telemecanique and Merlin Gerin goodwill has been allocated on the basis of operating profit by region as of the acquisition date.

	Europe	North America	Asia-Pacific	Rest of the world
Square D	9%	80%	10%	1%
Telemecanique	71%	0%	20%	9%
Merlin Gerin	62%	10%	20%	8%

3.2 Changes in goodwill

The main movements in first-half 2006 and in 2005 are summarized in the following table:

	First-half 2006	2005
Net goodwill at opening	**5,878.8**	**4,539.0**
Acquisitions	406.8	1,079.5
Disposals	-	-
Impairment	(0.3)	(8.4)
Translation adjustment	(245.9)	301.5
Reclassifications	(20.8)	(32.8)
Net goodwill at period end	**6,018.6**	**5,878.8**
Cumulative impairment	**(8.7)**	**(8.4)**

Acquisitions

Acquisitions for the period mainly concerned Clipsal Asia, Silicon Power Corporation, AEM S.A., OVA G. Bargellini SpA , Citect and Merten.
The valuation of goodwills is not yet finalized. The Group has a twelve months period after the acquisition date to finalize allocation of the acquisition cost.

In accordance with Group policy, as described in the notes to the annual financial statements, goodwill is tested for impairment annually and whenever there is any indication that it may be impaired. There were no indications of impairment of goodwill at June 30, 2006.

Note 4 - Intangible assets and property, plant and equipment

Changes in intangible assets and property, plant and equipment were as follows:

	Trademarks	Development projects (R&D)	Other intangible assets	Software	Property, plant and equipment	Total
Gross Value						
Dec. 31, 2005	**744.4**	**186.8**	**310.6**	**486.7**	**4,461.2**	**6,189.7**
Acquisitions	1.6		4.5	17.6	169.1	192.9
Internally generated assets		62.0		26.1		88.1
Disposals/scrapping			(1.4)	(1.8)	(126.2)	(129.4)
Translation adjustment	(24.5)	(4.5)	(24.6)	(7.8)	(103.9)	(165.2)
Reclassification	(2.7)	10.1	(9.8)	3.4	(4.7)	(3.8)
Changes in scope of consolidation and other	8.9	9.7	6.5	(2.6)	88.3	110.8
June 30, 2006	**727.7**	**264.1**	**285.8**	**521.6**	**4,483.8**	**6,283.0**
Accumulated amortization, depreciation and impairment						
Dec. 31, 2005	**(3.7)**	**(22.0)**	**(112.9)**	**(290.8)**	**(2,860.6)**	**(3,290.0)**
Allocation, depreciation and impairment		(12.3)	(14.7)	(36.7)	(158.9)	(222.5)
Reversals			1.4	2.1	91.1	94.5
Translation adjustment		0.8	4.7	6.1	61.7	73.3
Reclassification	(0.2)	(1.3)	1.0	(1.1)	(2.8)	(4.3)
Changes in scope of consolidation and other	(1.5)	(2.2)	(0.8)	2.3	(37.3)	(39.4)
June 30, 2006	**(5.4)**	**(37.0)**	**(121.2)**	**(318.1)**	**(2,906.7)**	**(3,388.4)**
Net Value						
Dec. 31, 2005	**740.7**	**164.8**	**197.7**	**195.9**	**1,600.6**	**2,899.7**
June 30, 2006	**722.3**	**227.1**	**164.6**	**203.6**	**1,577.1**	**2,894.7**

In accordance with Group policy, as described in the notes to the annual financial statements, trademarks with indefinite useful lives are tested for impairment annually and whenever there is any indication that they may be impaired. There were no indications of impairment of trademarks at June 30, 2006.

Non-current assets held for sale correspond to certain buildings in France that will be sold in the second half of 2006. These assets are recognized on a separate line of the interim balance sheet in the amount of €10.5 million.

Note 5 - Non-current financial assets

5.1 Available-for-sale financial assets

Available-for-sale financial assets, corresponding mainly to investments in non-consolidated companies, break down as follows:

		June 30, 2006			Dec. 31, 2005
	% interest	Cost	Revaluation/ impairment	Fair value	Fair value
I – Listed available-for-sale financial assets					
AXA	0.40%	82.1	144.7	226.8	240.3
Gold Peak Industries Holding Ltd	10.06%	10.6	(6.6)	4.0	4.6
Euronext	0.10%	8.0	-	8.0	-
Other listed AFS financial assets (1)	-	0.4	-	0.4	38.0
Total listed AFS financial assets		**101.1**	**138.1**	**239.2**	**282.9**
II – Unlisted available-for-sale financial assets					
Eb@se France (2)	100.00%	20.7	(20.7)	-	-
Comipar	4.15%	16.4	(16.4)	-	-
Easy Plug SAS (2)	50.00%	8.8	(8.8)	-	-
Paramer (3)	99.30%	7.3	(1.5)	5.8	5.8
Simak (3)	98.50%	5.5	(0.5)	5.0	5.0
Legrand	NS	1.7	-	1.7	10.1
Other unlisted AFS financial assets (4)		36.9	(21.3)	15.6	11.6
Total unlisted AFS financial assets		**97.3**	**(69.2)**	**28.1**	**32.5**
Financial assets available for sale		**198.4**	**68.9**	**267.3**	**315.4**

(1) Between December 31, 2005 and June 30, 2006, shares in an amount of €37.6 million, corresponding to short-term investments (less than one year), were reclassified under current financial assets.
(2) Removed from the scope of consolidation – in liquidation.
(3) Dormant companies.
(4) Valued at less than €5 million each.

Fair value corresponds to the closing quoted price for investments quoted in an active market and the carrying amount for unlisted investments.

5.2 Other non-current financial assets

	June 30, 2006			Dec. 31, 2005
	Cost	Impairment	Net	Net
Vendor loan to buyer of Legrand shares	-	-	-	176.8
Restricted cash on Clipsal acquisition (see note 11)	40.1	-	40.1	41.4
Receivables on investments and loans	2.0	(0.3)	1.7	14.0
Other	62.4	(7.4)	55.0	49.2
Other non-current financial assets	**104.5**	**(7.7)**	**96.8**	**281.4**

As provided for in the agreement with the consortium of investors that acquired Legrand in 2002, the vendor loan was repaid early during first-half 2006 in connection with Legrand's stock market flotation.

Note 6 - Equity

6.1 Share-based payments

A total of 545,329 Schneider Electric SA shares were issued during first-half 2006 upon exercise of stock options, in an amount of €30 million.

Based on the assumptions described in the notes to the 2005 consolidated financial statements, the amount recorded under "Selling, general and administrative expenses" and as an adjustment to treasury stock for stock option plans set up after November 7, 2002 totaled €10.3 million.

6.2 Other reserves

Changes in other reserves were as follows:

	Gains and losses from remeasurement at fair value			Actuarial gains and losses	Total
	Currency instruments	Hedges of metal purchases	Available-for-sale financial assets		
December 31, 2005	2.4	8.5	144.6	(55.7)	**99.8**
- Unrealized net gains (losses) on available-for-sale financial assets (1)			0.1		0.1
- Net gains (losses) on currency instruments	(14.4)				(14.4)
- Net gains (losses) on hedges of metal purchases		(3.7)			(3.7)
- Actuarial gains (losses) on post-employment benefits				14.6	14.6
June 30, 2006	(12.0)	4.8	144.7	(41.1)	**96.4**

(1) of which (12.6) millions euros unrealized losses and 12.7 millions euros of deferred tax reversal.

The amounts above are net of tax impact.

The main changes for the period stemmed from differences in actuarial gains and losses (see note 7 – "Pension and other post-employment benefit obligations"). Changes in the fair value of hedging instruments are discussed in note 10 – "Financial instruments".

Note 7 - Pension and other post-employment benefit obligations

Changes in pension and other post-employment benefit obligations were as follows:

	Pensions and termination benefits	*Of which US plans*	Other post-employment and long-term benefits	*Of which US plans*	**Provisions for pensions and other post-employment benefits**
Dec. 31, 2005	**600.0**	***52.2***	**593.4**	***498.1***	**1,193.5 (*)**
Net cost recognized in the statement of income	19.7	*(1.4)*	13.0	*11.0*	32.7
Benefits paid	(15.5)	-	-	-	(15.5)
Plan participants' contributions	(10.6)	*(4.7)*	(13.4)	*(13.2)*	(24.0)
Actuarial gains and losses recognized in equity	(21.4)	-	-	-	(21.4)
Translation adjustment	(4.5)	*(3.6)*	(36.0)	*(34.3)*	(40.5)
Changes in the scope of consolidation	39.2	-	0.3	-	39.5
Other changes	3.8	-	(3.4)	-	0.4
June 30, 2006	**610.7**	***42.5***	**553.9**	***461.6***	**1,164.7 (**)**

* Including €7 million in pension assets recognized under "Other receivables"

** Including €10.4 million in pension assets recognized under "Other receivables"

The net cost recognized in operating profit for first-half 2006 breaks down as follows:

	First-half 2006			**First-half 2005**		
	Pensions and termination benefits	Other post-employment and long-term benefits	**Total**	Pensions and termination benefits	Other post-employment and long-term benefits	**Total**
Service cost	27.0	2.4	29.4	22.8	2.9	25.7
Interest cost (discounting effect)	45.0	12.4	57.4	43.3	12.2	55.5
Expected return on plan assets	(52.0)	-	(52.0)	(46.0)	-	(46.0)
Past service cost	-	(1.8)	(1.8)	1.0	(1.0)	-
Curtailments and settlements	(0.3)	-	(0.3)	(2.9)	-	(2.9)
Net cost recognized in the statement of income	**19.7**	**13.0**	**32.7**	**18.2**	**14.1**	**32.3**

Note 8 - Provisions

	Economic risks	Customer risks	Product risks	Environmental risks	Restructuring	Other risks	**Provisions**
Dec. 31, 2005	**75.1**	**67.7**	**139.9**	**39.7**	**93.8**	**70.5**	**486.7**
Long-term portion	*37.0*	*43.6*	*34.4*	*32.6*	*20.0*	*42.4*	*210.0*
Additions	31.8	0.3	38.1	0.1	29.9	25.1	125.3
Discounting effect	(0.5)	-	0.2	0.2	0.1	0.9	0.9
Utilizations	-	(1.6)	(31.2)	(0.2)	(30.6)	(6.6)	(70.2)
Reversals of surplus provisions	(10.3)	(2.9)	(5.2)	(0.2)	(0.2)	(2.6)	(21.4)
Translation adjustments	(0.5)	(3.9)	(3.8)	(0.6)	(1.3)	(3.8)	(13.9)
Changes in the scope of consolidation and other	5.3	(3.4)	7.2	-	(5.1)	(15.3)	(11.3)
June 30, 2006	**100.9**	**56.2**	**145.2**	**39.0**	**86.6**	**68.2**	**496.1**
Long-term portion	*36.4*	*49.6*	*29.3*	*30.0*	*11.1*	*56.0*	*212.4*

Changes for the period mainly concerned restructuring provisions stemming from the reorganization of the Building Automation business in Europe, for €13 million, and continued industrial reorganization in France, the UK and Italy in the Group's core businesses.
Additions for product risks include the update of the estimations of technical risks on €23 million.

Note 9 - Net debt

Net debt breaks down as follows:

	June 30, 2006	Dec. 31, 2005
Bonds	(2,691.1)	(2,691.1)
Perpetual bonds	-	-
Bank and other borrowings	(99.1)	(89.9)
Lease liabilities	(16.7)	(18.5)
Employee profit sharing	(5.2)	(6.3)
Short-term portion of long-term debt	27.0	51.1
Non-current financial liabilities	**(2,785.1)**	**(2,754.7)**
Commercial paper	(55.1)	-
Accrued interest	(85.1)	(31.4)
Lease liabilities	(1.5)	-
Other short-term borrowings	(105.5)	(90.5)
Short-term bank loans and overdrafts	(71.8)	(79.9)
Short-term portion of long-term debt	(27.0)	(51.1)
Current financial liabilities	**(346.1)**	**(252.9)**
Acquisition debts (*)	**(37.9)**	**(137.3)**
Marketable securities	197.2	754.8
Money market instruments and short-term deposits	54.6	117.3
Cash	703.5	511.1
Net cash and cash equivalents	**955.3**	**1,383.2**
Net debt	**(2,213.8)**	**(1,761.7)**

(*) See Note 11 - Other non current liabilities, net amount including restricted cash on Clipsal acquisition disclosed in Other non-current financial assets (see Note 5.2)

Cash and cash equivalents net of short-term bank loans and overdrafts totaled €883.5 million at June 30, 2006, corresponding to the amount reported in the consolidated cash flow statement.

Marketable securities generally consist of highly liquid instruments traded on regulated markets that are readily convertible into known amounts of cash, such as commercial paper, mutual funds and equivalents.

The Group's 1991 perpetual bonds were redeemed at maturity in March 2006. The bonds were held by a consolidated Special Purpose Entity. Interest on the bonds was swapped for fixed rate at the outset. Their redemption had the effect of reducing net debt by €24 million.

Note 10 - Financial instruments

The Group uses financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and metal prices.

10.1 Carrying amount and notional amount of derivative financial instruments

		Dec. 31, 2005				June 30, 2006	June 30, 2006	
	IFRS designation	Carrying amount	Other financial income and expense (1)	Equity (2)	Cash and cash equivalents	Carrying amount	Notional value	
							Purchase	Sales
Foreign currency								
Futures contracts	CFH*	5.9	6.2	(7.0)	-	5.1	241.3	174.2
Other futures contracts to hedge balance sheet items	Trading	(25.7)	34.7	-	-	9.0	364.8	1,127.1
Options and other hedging instruments	Trading and CFH*	(0.3)	(0.4)	-	-	(0.7)	32.1	34.9
Metal prices						-		
Futures and options	CFH*	13.1	-	(5.8)	-	7.3	116.6	-
Interest rates						-		
Swaps on credit lines	Trading	-	-	-	-	-	-	-
Other interest rate swaps	Trading	(20.1)	-	-	20.1	-	N/A	N/A
Hedging instruments		**(27.1)**	**40.5**	**(12.8)**	**20.1**	**20.7**	-	-

** Cash flow hedge*

(1) Gains and losses on hedging instruments for the period are offset by changes in the fair value of the underlying, which are also recognized in "Other financial income and expenses".
(2) Reported in equity under "Other reserves".

The market value of financial instruments, which corresponds to their carrying amount, is estimated either internally by discounting future differential cash flows at current market interest rates or by third party banks.

10.2 Carrying amount and fair value of financial instruments other than derivatives

	June 30, 2006	
	Notional amount (1)	Market value
Available-for-sale financial assets	267.3	267.3
Other non-current financial assets	96.8	96.8
Marketable securities	197.2	197.2
Bonds	(2,691.1)	(2,642.3)
Other short and long-term debt	(440.1)	(440.1)
Financial instruments excluding derivatives	**(2,569.9)**	**(2,521.1)**

(1) The notional amount corresponds to either amortized cost or fair value.

Note 11 - Other non-current liabilities

	June 30, 2006	Dec. 31, 2005
MGE UPS acquisition debt	26,7	135,5
Clipsal acquisition debt	40,1	41,5
Abacus acquisition debt	1,1	1,8
Other	10,1	-
Other non-current liabilities	**78,0**	**178,8**

The decline in MGE UPS acquisition debt reflects a €38 million earn-out payment, a €25 million deferred payment, and a €46 million reduction in debt related to the put option granted to minority shareholders following the buyback of 9,6% of the shares during the period.

The agreement for the acquisition of Clipsal includes a seller's warranty providing for part of the acquisition price to be withheld until December 2007. This amount has been placed in escrow (see note 5.2).

Note 12 - Segment information

The Group is divided into four operating divisions, corresponding to geographical segments. Performance assessments and management decisions are notably based on operating profit (earnings before interest and tax).

Geographical segment information includes the contribution from the Growth Platforms (building automation and security, secured power and sensors for repetitive machines). Details are provided in the Management Report for first-half 2006.

Revenue	**First-half 2006**	**First-half 2005**
Europe	3,067	2,725
North America	1,818	1,333
Asia-Pacific	1,167	917
Rest of the World	534	424
Total	**6,586**	**5,399**

Operating margin	**First-half 2006**	**First-half 2005**
Europe	14.9%	12.7%
North America	14.0%	12.9%
Asia-Pacific	12.5%	11.5%
Rest of the World	16.3%	12.3%
Total	**14.3%**	**12.5%**

Note 13 - Other operating income and expenses

Other operating income and expenses break down as follows:

	First-half 2006	First-half 2005
Restructuring	(69.9)	(46.6)
Gains or losses on the disposal of current assets	0.5	4.8
Impairment of goodwill	(0.3)	(9.9)
Other	0.7	12.1
Other operating income and expenses	**(69.0)**	**(39.6)**

Other operating income and expenses include €69 million in non-recurring expenses stemming from asset impairment (€29 million) and restructuring programs (€41 million).

Note 14 - Finance costs and other financial income and expense, net

Interest income and expense consist solely of income and expense relating to financial assets (including cash and cash equivalents) and debt.

	First-half 2006	First-half 2005
Interest income	35.7	20.9
Interest expense	(100.7)	(68.5)
Income and expense from short term deposits	11.1	4.1
Cost of net debt	***(53.9)***	***(43.5)***
Dividend income	9.1	6.8
Exchange gain and losses, net	(6.6)	(4.0)
Impairment losses on financial assets, net	(0.6)	(2.2)
Discounting adjustments of non current assets and liabilities	0.1	(6.5)
Net gain/(losses) on disposal of long term investments	-	-
Fair value adjustments	0.2	3.0
Other financial expense, net	(6.6)	(4.4)
Finance costs and other financial income and expense, net	**(58.3)**	**(50.8)**

Losses on financial assets include capital losses on the disposal of securities.

Note 15 - Income tax expense

Whenever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

15.1 Analysis of income tax expense for the period

	First-half 2006	First-half 2005
Current taxes		
France	(25.0)	(3.3)
International	(194.2)	(161.8)
Total	**(219.2)**	**(165.1)**
Deferred taxes		
France	(53.7)	(45.6)
International	9.0	15.5
Total	**(44.7)**	**(30.1)**
Income tax	**(263.9)**	**(195.2)**

15.2 Tax proof

	First-half 2006	First-half 2005
Profit attributable to equity holders of the parent	**603.7**	**413.1**
Income tax (expense)/benefit	(263.9)	(195.2)
Goodwill impairment	(0.3)	(9.9)
Minority interests	(18.3)	(14.2)
Share of profit of associates	-	(2.5)
Profit before tax and goodwill impairment	**886.2**	**634.9**
Statutory tax rate	34.43%	34.93%
Income tax expense calculated at the statutory rate	**(305.1)**	**(221.7)**
Reconciling items:		
Difference between French and foreign tax rates	23.3	18.9
Tax credits and other tax reductions	16.6	13.2
Impact of tax losses	1.6	1.1
Additional tax payments	(6.3)	(6.4)
Other permanent differences	6.0	(0.3)
Income tax (expense)/benefit	(263.9)	(195.2)
Effective tax rate	**29.8%**	**30.7%**

Note 16 - Commitments and contingent liabilities

16.1 Guarantees given and received

There were no material changes in guarantees given and received in first-half 2006. They amounted to €351.8 million and €38.6 million respectively at June 30, 2006 versus €402 million and €35.4 million at December 31, 2005.

16.2 Purchase commitments

- **Equity investments**

Commitments to purchase equity investments correspond to put options given to minority shareholders in consolidated companies or relate to earn-out payments. At December 31, 2005, these commitments primarily concerned Clipsal Asia. This company was acquired during first-half 2006 and purchase commitments at June 30, 2006 were therefore not material.

- **Information technology services**

In 2004, the Group signed an agreement with Capgemini to outsource its European IT functions and deploy shared management applications using SAP. The agreement is currently being implemented in the subsidiaries. Payments to Capgemini replace the cost of the IT function, which was previously managed internally. The 2006 expense related to this outsourcing agreement contractually amounted to €127 million, including €63.5 million for the first half. In March 2006, the duration of the reciprocal commitments between Capgemini and Schneider was extended from ten to twelve years.

16.3 Contingent liabilities

Management is confident that balance sheet provisions for known disputes in which the Group is involved are sufficient to ensure that these disputes do not have a material impact on its financial position or profit. This is notably the case for the potential consequences of a current dispute in Belgium involving former senior executives and managers of the Group.

The loan agreements related to the Group's long-term debt do not include any rating triggers.

Note 17 - Subsequent events

- **Acquisition**

On July 12, 2006, the Group announced that was acquiring Austria-based VA TECH ELIN EBG Elektronik, a manufacturer of high-power speed drives. The acquisition, which is subject to approval by anti-trust authorities, should be finalized and fully consolidated in the second half of the year.

- **Bond issue**

As part of its Euro Medium Term Note (EMTN) program, the Group issued €1,000 million worth of bonds on July 17, 2006. The issue comprises a €500 million five-year tranche at Euribor + 0.20% and another €500 million 7.5-year tranche at 4.59%. These bonds are traded on the Luxembourg stock exchange.

Business Review First-Half 2006

Highlights of First-Half 2006

Changes in the scope of consolidation

Divestments

On January 31, 2006, the Group announced the sale of its Num numerical control subsidiary to Verdoso.

On February 27, 2006, the Group announced the sale of Mafelec, a specialty manufacturer of onboard push-button switches, to GET via an MBO.

Acquisitions
The dates given below correspond to the dates on which the Group obtained control of the acquired companies.

On January 1, 2006, the Group bought out CIH Ltd's interest in the Clipsal Asia joint venture, in accordance with the terms of the agreement between the two partners. Clipsal Asia was previously accounted for by the equity method.

On February 15, 2006, the Group acquired the assets of US-based Silicon Power Corporation's Crydom brand solid-state relay business.

On February 28, 2006, the Group acquired AEM SA, a Spanish company that designs, manufactures and markets low voltage electrical distribution installation systems and equipment.

On March 27, 2006, the Group acquired the entire capital of Citect, an Australian manufacturer of Supervision Control and Data Acquisition (SCADA) solutions and Manufacturing Execution Systems (MES).

On April 30, 2006, Schneider Electric acquired OVA G. Bargellini SpA, Italy's leading emergency lighting company with operations in the ultra-terminal segment.

Lastly, on May 31, 2006 the Group acquired Merten, a German firm that offers intelligent ultra terminal low voltage solutions for the Residential and Buildings markets.

These companies have been fully consolidated from their respective acquisition dates.

The following companies, acquired in 2005, are presented as a change in the scope of consolidation in first-half 2006:

- Power Measurement Inc, consolidated as from April 14, 2005.
- ELAU, fully consolidated as from June 1, 2005.
- ABS EMEA, consolidated as from August 1, 2005.
- Juno Electric Inc, consolidated as from August 24, 2005.
- BEI Technologie Inc, consolidated as from October 1, 2005.

Other changes in the scope of consolidation

On January 1, 2006, the Group acquired a further 9.6% stake in MGE, raising its interest to 94.4%.

Together, these changes in scope of consolidation added €432.9 million, or 8%, to revenue and €57 million, or 8.4%, to operating profit for the period.

The average operating margin of newly consolidated units stood at 13.1% in the first half. Before amortization of intangible assets recognized on acquisition, the average operating margin came to 14.1%.

Acquisitions in progress

On May 24, the Group announced that it was acquiring Invensys Building Systems (IBS) in North America and Asia. Following on the acquisition of Invensys' Advanced Building Systems business (ABS EMEA), finalized in July 2005, this transaction extends Schneider Electric's current positions in Building Automation. The acquisition, which is subject to approval by anti-trust authorities, should be finalized and fully consolidated in the second half of the year.

On July 12, 2006, Schneider Electric announced that it was acquiring Austria-based VA TECH ELIN EBG Elektronik, a company that develops and manufactures high-power speed drive products and solutions. This transaction is also subject to anti-trust approval and other customary conditions. The business will be fully consolidated as from the second half of the year

Exchange rate fluctuations

Fluctuations in the euro exchange rate lifted revenue by 2.7%, or €131 million. The positive impact on operating profit came to €17 million, or 2.5%. The euro's average parity to the US dollar and Chinese yuan was the main factor in the currency effect:

	USD	CNY
Average rate, first-half 2005	1.288	10.658
Average rate, first-half 2006	1.227	9.863

Income Statement

Unless otherwise specified, all period-on-period changes have been calculated on a like-for-like basis (i.e. based on a comparable scope of consolidation and at constant exchange rates).

Revenue

Consolidated revenue for the six months ended June 30, 2006 amounted to €6,586 million, an increase of 22.0% compared with reported revenue for the same period of 2005. The like-for-like increase was 11.3%.

Revenue from the **European Operating Division** rose 8.6% to €3,067 million. Growth was driven by the performance in Eastern Europe (up 22.4%), Northern Europe (up 11.6%) and Spain (up 10.5% thanks to its vibrant infrastructure and buildings markets).

Revenue from the **North American Operating Division** increased 10.1% to €1,818 million. The Group's historical businesses in the US recorded growth of 13.7%, while acquisitions provided additional revenue of €266 million during the period.

Revenue from the **Asia-Pacific Operating Division** climbed 16.2% to €1,167 million. India reported a growth rate of 63.4%. The increase in China came to 13%, four points higher than in the year-earlier period.

Revenue from the **Rest of the World** amounted to €534 million, up 21.2% from first-half 2005. This reflects excellent figures from the Middle East (up 29.2%), Africa (up 21.3%) and South America (up 20.8%), stemming primarily from the development of equipment and projects business in these regions.

Operating profit

First-half operating profit totaled €944 million versus €676 million in the year-earlier period, an increase of 39.6% on a reported basis and 27.4% like-for-like. Consolidated operating margin (representing operating profit expressed as a percentage of revenue) widened to 14.3% from 12.5%.

The €87 million increase in raw material costs during the period was partially passed on in higher selling prices and the rest was offset by productivity gains in the Group's manufacturing operations.

Operating profit includes €70 million in non-recurring expenses related to asset impairment (€29 million) and restructuring programs (€41 million). At June 30, 2005, non-recurring restructuring expenses totaled €57 million.

Restructuring expenses in first-half 2006 primarily stemmed from the reorganization of the Building Automation business in Europe, for €13 million, and continued industrial reorganization in the Group's core businesses in France, the UK and Italy, for €35 million. They also included impairment losses on internally-developed software, for €7 million.

At June 30, 2006, capitalization of development costs had a positive net impact on operating profit of €50 million, virtually the same as in first-half 2005 (€51 million).

Operating margin in the **European Operating Division** widened by 2.1 points from the year-earlier period to 14.9%.

In the **North American Operating Division,** operating margin rose 1.1 point to 14.0%.

The **Asia-Pacific Operating Division** achieved a 1.0-point gain, with an operating margin of 12.5%.

In the **Rest of the World**, operating margin grew 4 points to 16.3%.

Finance costs and other financial income and expense, net

Finance costs and other financial income and expense, net totaled €58 million versus €51 million in first-half 2005. This mainly reflects the increase in average net debt to €1,900 million in first-half 2006 from €845 million the year before, as well as changes in interest rates and in the type of financing used.

Changes in the fair value of financial instruments did not have an impact on this item in first-half 2006.

Income tax

The effective tax rate declined to 29.8% from 30.7% at June 30, 2005.

Share of profit/(losses) of associates

In first-half 2006, this item primarily comprised the financial results of the Clipsal Asia sub-group, which has been fully consolidated since January 1, 2006.

Minority interests

Minority interests mainly correspond to the share of income attributable to minority shareholders of Clipsal Asia, MGE-UPS, Feller AG, EPS Ltd, and a number of Chinese companies.

Profit attributable to equity holders of the parent

Profit attributable to equity holders of the parent grew 46.2% to €604 million during the period.

Earnings per share

Earnings per share rose 44.7% from the year-earlier period to €2.75. The gain was slightly lower than for profit attributable to equity holders of the parent, as the exercise of stock options increased the average weighted number of shares used in calculating EPS.

Balance sheet

Total assets stood at €16,742 million at June 30, 2006, versus €16,615 million at December 31, 2005.

Non-current assets

Non-current assets amounted to €10,056 million and represented 60% of total assets, compared with 62% at December 31, 2005.

Goodwill

Net goodwill amounted to €6,019 million. The €140 million increase over the period primarily reflects €407 million in goodwill recognized on acquisitions (notably Citect, OVA and Merten) and a negative €246 million translation adjustment.

Intangible assets and property, plant and equipment

Trademarks declined by €19 million over the period to €722 million, due mainly to the impact of exchange rates on trademarks recognized in the United States.

Net capitalized development expenses totaled €227 million versus €165 million at December 31, 2005. Substantially all of the increase is attributable to the capitalization of €62 million in expenses over the period, less amortization of €12 million, offset by the €12 million impact of changes in the scope of consolidation and exchange rates.

Other intangible assets declined to €368 million from €394 million and consisted mainly of software and patents, as well as ongoing developments to deploy the global SAP system. The change reflects the capitalization of SAP system development costs, in an amount of €26 million, and the net impact of additions and disposals and amortization for a negative €51 million.

Property, plant and equipment represented €1,577 million. The €24 million decrease over the period corresponds to translation adjustments, for a negative €42 million, changes in the scope of consolidation, for €51 million, and additions and disposals net of depreciation, for a negative €33 million.

Investments in associates

Investments in associates declined by €42 million to €6 million following the full consolidation of the Clipsal Asia sub-group as from January 1, 2006.

Non-current financial assets

Non-current financial assets, primarily equity instruments quoted in an active market and loans and receivables related to investments, totaled €364 million, a decrease of €233 million from December 31, 2005.
This reflects fair-value adjustments during the period to listed investments classified as available-for-sale assets (primarily shares in AXA), for a negative €13 million. The contra entry was posted to equity.
Other non-current financial assets declined to €97 million from €281 million following the payment of the €177 million balance on the vendor loan granted to the buyer of Legrand shares.

Cash and net debt

	June 30, 2006	June 30, 2005
Net debt at January 1	(1,761.7)	(666.5)
Total cash and cash equivalents	1,383.2	975.8
Total current and non-current financial liabilities	(3,144.9)	(1,642.3)
Operating cash flows before changes in operating assets and liabilities	924.0	628.7
Capital expenditure, net	(249.0)	(223.8)
Changes in operating working capital	(386.0)	(229.5)
Changes in non-operating working capital	1.0	(47.0)
Free cash-flow	290.0	128.4
Acquisitions (purchase of financial investments, net)	(474.0)	(214.7)
Dividends	(505.7)	(412.3)
Share by back	53.4	(102.3)
Other	184.2	(63.7)
Change in net debt	(452.1)	(664.6)
Net debt at June 30	(2,213.8)	(1,331.1)
Total cash and cash equivalents	955.3	773.2
Total current and non-current financial liabilities	(3,169.1)	(2,104.3)

Net cash provided by operating activities before changes in operating assets and liabilities totaled €924 million, rising to 14.0% of revenue from 11.7% in first-half 2005.
Changes in operating working capital represented a negative €386 million, as the relative level of inventories and accounts receivable decreased against a backdrop of strong revenue growth. Changes in non-operating working capital include settlement of a €25 million receivable from the French Treasury related to the elimination of the *précompte* equalization tax and an increase in taxes and payroll expenses related to operations.
Net cash provided by operating activities totaled €538 million, up 52.8% from €352 million in first-half 2005.

Capital expenditure, which includes capitalized development projects, represented an outlay of €249 million compared with €224 million in first-half 2005. These investments edged back to 3.8% of revenue from 4.1% in the year-earlier period.

Over the period, acquisitions used a total of €474 million versus €215 million in first-half 2005.

Dividends paid totaled €506 million, of which €13 million to minority interests.
The sale of Schneider Electric shares during the period brought in €53 million in cash. In the year-earlier period, the Group bought back Company shares in a net amount of €102 million.
Other items with a material impact on cash include the repayment of the vendor loan set up when the Group sold its Legrand shares in 2002, for €177 million, and the proceeds from shares issued on the exercise of stock options, for €30 million.

At June 30, 2006, net debt totaled €2,214 million or 27.2% of equity attributable to equity holders of the parent. This represents an increase of €452 million.
The Group had €703 million in cash and €252 million in marketable securities, comprising short-term instruments such as commercial paper, monetary mutual funds and equivalents.
Total current and non-current financial liabilities amounted to €3,169 million. Of this, bonds represented €2,692 million, including two tranches of a €1.5 billion issue in August 2005 as part of the Group's EMTN program. Financial liabilities also include debt on acquisitions (Note 9).
Current financial liabilities totaled €346 million at June 30, 2006 and primarily included bank overdrafts and accrued interest.

Equity

Equity attributable to equity holders of the parent came to €8,149 million, or 48.7% of the balance sheet total. The €95 million decrease over the period reflects the following:

- Profit for the period of €604 million.
- A negative €305 million change in the cumulative translation adjustment.
- Payment of the 2005 dividend, in an amount of €493 million.
- The €78 million net impact of share buybacks and shares issued on the exercise of stock options.

Provisions

Short and long-term provisions totaled €1,671 million, or 10.0% of the balance sheet total. Of this, €284 million covered items that are expected to be paid out in less than one year.
Provisions for pensions and other post-employment benefits came to €1,175 million, or 7.0% of the balance sheet total. The €25 million decrease over the period reflects the translation adjustment, for €41 million, changes in actuarial assumptions, for €21 million, and additions to the scope of consolidation, for €40 million.

Provisions for contingencies came to €496 million, of which €283 million were listed under current liabilities. These provisions cover product risks (warranties, disputes over identified defective products), for €145 million, economic risks (tax risks, financial risks generally corresponding to seller's guarantees), for €101 million, customer risks (customer disputes and losses on long-term contracts), for €56 million, and restructuring, for €87 million. Additions to provisions for restructuring amounted to €30 million in first-half 2006.

Other non-current liabilities

Other non-current liabilities, comprising acquisition debt, totaled €78 million. This included €40 million for Clipsal (to be paid in 2007) and €27 million for MGE UPS. The decrease from December 31, 2005 reflects the settlement of part of the commitment to buy out minority shareholders of MGE UPS, in an amount of €107 million.

Deferred taxes

Deferred tax assets and liabilities, net represented a liability of €481 million, down €53 million from December 31, 2005. The change over the period stems mainly from the use of €102 million in tax loss carryforwards (including €68 million set off against taxable profit in France for first-half 2006), and the reversal of a €59 million deferred tax liability recorded for perpetual bonds, following the redemption of the bonds in March 2006.